SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-26983

NOTIFICATION OF LATE FILING

(Check One):    /  / Form 10-K    /  / Form 11-K     / X / Form 20-F    /  / Form 10-Q
                        /  / Form N-SAR

For Period Ended:  June 30, 2000

/  / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F        /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full name of registrant:  Dynamic Digital Depth Inc.

Former name if applicable

Address of principal executive office:  2120 Colorado Avenue, Suite 100

City, State and Zip Code:  Santa Monica, California 90404-3504

PART II.  RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant and its auditors have completed the review of the Registrant’s financial statements prepared in accordance with Canadian generally accepted accounting principles for the year ended June 30, 2000 (the “Canadian Financial Statements”). The Securities and Exchange Commission requires that the financial statements furnished in the Registrant’s Annual Report on Form 20-F include a discussion of the material variations in the accounting principles, practices and methods used in preparing the Canadian Financial Statements from the accounting principles, practices and methods generally accepted in the United States (the “U.S. GAAP Reconciliation”). The Registrant and its auditors have not completed the U.S. GAAP Reconciliation and are not in a position to complete it without unreasonable effort and expense prior to the due date for the filing of the Annual Report.

PART IV.  OTHER INFORMATION

        (1)        Name and telephone number of person to contact in regard to this notification

        Mark N. Schwartz        (310)                     566-3340
        (Name)                    (Area Code)        (Telephone number)

        (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report (s).        / X / Yes        /    / No

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?        /     / Yes        / X / No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dynamic Digital Depth Inc.
---------------------------------------------------------------------------------------------------------------------------------- (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2000        By /s/ Mark N. Schwartz
                                                        Mark N. Schwartz
                                                        Chief Financial Officer and Chief Accounting Officer